Exhibit 99.1

Allot Announces First Quarter 2022 Financial Results

Hod Hasharon, Israel – May 17, 2022 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited first quarter 2022 financial results.

 First Quarter 2022 Financial Highlights

•	First quarter revenues were $31.9 million, up 2% year-over-year;

•	Gross margin on a non-GAAP basis was 70%;

•	GAAP operating loss was $5.7 million and non-GAAP operating loss was $3 million;

•	GAAP net loss was $6.1 million and non-GAAP net loss was $3.5 million.

Financial Outlook

For 2022, management expects:

•	Revenues to be between $135-140 million;

•
Additional recurring security deals to be executed, providing incremental MAR** of more than $180 million (note amended MAR definition adopting a more conservative approach referring to applicable customer segments only);

•	December 2022 total ARR* including SECaaS ARR* and Support & Maintenance ARR* to be between $53-$55 million, representing approximately 15% year-over-year growth versus 2021 at the midpoint;

•	December 2022 SECaaS ARR* to be at least $12 million;

•	Recurring security revenue to be at least $7 million.

Management Comment

Erez Antebi, President & CEO of Allot, commented: “While our first quarter results met  our expectations, during the last few months, we faced headwinds as a result of delays in SECaaS service launches, the war in Europe and negative foreign exchange rates fluctuation.  As a result, we have adjusted our forecast for the year to reflect a delay in adoption.  Looking at the number of CSPs interested in SECaaS services and the growing need for such a protection, we plan to continue our investments and remain confident in our strategic direction and our long-term success.”

Q1 2022 Financial Results Summary

Total revenues for the first quarter of 2022 were $31.9 million, an increase of 2% compared to $31.2 million in the first quarter of 2021.

Gross profit on a GAAP basis for the first quarter of 2022 was $22.1 million (gross margin of 69.3%), a 2% improvement compared with $21.6 million (gross margin of 69.2%) in the first quarter of 2021.

Gross profit on a non-GAAP basis for the first quarter of 2022 was $22.4 million (gross margin of 70.3%), a 3% improvement compared with $21.9 million (gross margin of 70.1%) in the first quarter of 2021.

Net loss on a GAAP basis for the first quarter of 2022 was $6.1 million, or $0.17 per basic share, compared with a net loss of $4.0 million, or $0.11 per basic share, in the first quarter of 2021.

Net loss on a non-GAAP for the first quarter of 2022 was $3.5 million, or $0.10 per basic share compared with a non-GAAP net loss of $2.2 million, or $0.06 per basic share, in the first quarter of 2021.

Cash and investments as of March 31, 2022 totaled $117.1 million, compared to $85.7 million as of December 31, 2021.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss its first quarter 2022 earnings results today, May 17, 2022 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-642-5032, UK: 0-800-917-5108, Israel: +972-3-918-0609

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises. Our industry leading network-based security as a service solution is already used by over 20 million subscribers in Europe. Allot. See. Control. Secure.

For more information, visit www.allot.com

Performance Metrics

* Total ARR - Support & Maintenance ARR (measures the current annual run rate of the support & maintenance revenues, which is calculated based on these expected revenues in the fourth quarter and multiplied by 4) and SECaaS ARR (measures the current annual run rate of the SECaaS revenues, which is calculated based on these expected revenues in the current month of December and multiplied by 12).

** MAR (maximum annual revenue potential of concluded transactions) was estimated by Allot upon transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the applicable customer segments only subscribers, as estimated by Allot, signed up for the service.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment and changes in taxes related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft +1 212 378 8040 allot@gkir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE  - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended March 31,
	2022	2021
	(Unaudited)

Revenues	$31,896	$31,183
Cost of revenues	9,792	9,591
Gross profit	22,104	21,592

Operating expenses:
Research and development costs, net	12,030	10,567
Sales and marketing	11,689	11,593
General and administrative	4,037	3,200
Total operating expenses	27,756	25,360
Operating loss	(5,652)	(3,768)
Financial and other income, net	247	115
Loss before income tax expenses	(5,405)	(3,653)

Tax expenses	722	305
Net Loss	(6,127)	(3,958)

Basic net loss per share	$(0.17)	$(0.11)

Diluted net loss per share	$(0.17)	$(0.11)

Weighted average number of shares used in
computing basic net loss per share	36,539,247	35,535,493

Weighted average number of shares used in
computing diluted net loss per share	36,539,247	35,535,493

TABLE  - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2022	2021
	(Unaudited)
GAAP cost of revenues	$9,792	$9,591
Share-based compensation (1)	(181)	(119)
Amortization of intangible assets (2)	(152)	(152)
Non-GAAP cost of revenues	$9,459	$9,320

GAAP gross profit	$22,104	$21,592
Gross profit adjustments	333	271
Non-GAAP gross profit	$22,437	$21,863

GAAP operating expenses	$27,756	$25,360
Share-based compensation (1)	(2,356)	(1,325)
Non-GAAP operating expenses	$25,400	$24,035

GAAP financial and other income	$247	$115
Exchange rate differences*	(73)	76
Non-GAAP Financial and other income	$174	$191

GAAP taxes on income	$722	$305
Tax expenses in respect of net deferred tax asset recorded	-	(67)
Non-GAAP taxes on income	$722	$238

GAAP Net Loss	$(6,127)	$(3,958)
Share-based compensation (1)	2,537	1,444
Amortization of intangible assets (2)	152	152
Exchange rate differences*	(73)	76
Tax expenses in respect of net deferred tax asset recorded	-	67
Non-GAAP Net income (loss)	$(3,511)	$(2,219)

GAAP Loss per share (diluted)	$(0.17)	$(0.11)
Share-based compensation	0.07	0.04
Amortization of intangible assets	0.00	0.01
Exchange rate differences*	0.00	0.00
Tax expense in respect of net deferred tax asset recorded	-	0.00
Non-GAAP Net income (loss) per share (diluted)	$(0.10)	$(0.06)

Weighted average number of shares used in
computing GAAP diluted net loss per share	36,539,247	35,535,493

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	36,539,247	35,535,493

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE  - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2022	2021
	(Unaudited)

(1) Share-based compensation:
Cost of revenues	$181	$119
Research and development costs, net	845	395
Sales and marketing	913	582
General and administrative	598	348
	$2,537	$1,444

(2) Amortization of intangible assets
Cost of revenues	$152	$152
	$152	$152

TABLE  - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2022	2021
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20,878	$11,717
Short-term bank deposits	86,420	60,720
Restricted deposits	1,360	1,480
Available-for-sale marketable securities	8,243	11,531
Trade receivables, net	32,051	30,829
Other receivables and prepaid expenses	8,762	8,490
Inventories	12,847	11,092
Total current assets	170,561	135,859

LONG-TERM ASSETS:
Long-term bank deposits	215	215
Severance pay fund	421	407
Operating lease right-of-use assets	8,015	8,513
Trade receivables, net	6,146	6,643
Other assets	1,222	1,639
Total long-term assets	16,019	17,417

PROPERTY AND EQUIPMENT, NET	14,861	15,000
GOODWILL AND INTANGIBLE ASSETS, NET	34,903	35,138

Total assets	$236,344	$203,414

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$4,436	$3,940
Deferred revenues	24,255	22,138
Short-term operating lease liabilities	3,099	2,785
Other payables and accrued expenses	23,880	26,250
Total current liabilities	55,670	55,113

LONG-TERM LIABILITIES:
Deferred revenues	14,667	15,942
Long-term operating lease liabilities	4,283	5,467
Accrued severance pay	892	884
Convertible debt	39,426	-
Total long-term liabilities	59,268	22,293

SHAREHOLDERS' EQUITY	121,406	126,008

Total liabilities and shareholders' equity	$236,344	$203,414

TABLE  - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2022	2021
	(Unaudited)

Cash flows from operating activities:

Net Loss	$(6,127)	$(3,958)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,414	1,088
Stock-based compensation	2,537	1,444
Amortization of intangible assets	235	237
Decrease in accrued severance pay, net	(6)	(72)
Decrease in other assets	417	1,499
Decrease in accrued interest and amortization of premium on marketable securities	32	75
Changes in operating leases, net	(372)	(232)
Increase in trade receivables	(725)	(7,143)
Decrease (Increase) in other receivables and prepaid expenses	(1,034)	2,080
Increase in inventories	(1,755)	(957)
Decrease in long-term deferred taxes, net	-	72
Increase (Decrease) in trade payables	496	(870)
Decrease in employees and payroll accruals	(2,486)	(1,909)
Increase in deferred revenues	842	14,972
Decrease in other payables, accrued expenses and other long term liabilities	(271)	(603)
Net cash provided by (used in) operating activities	(6,803)	5,723

Cash flows from investing activities:
Decrease (Increase) in restricted deposit	120	(434)
Investment in short-term deposits	(25,700)	(24,300)
Purchase of property and equipment	(1,275)	(1,695)
Purchase of intangible assets	-	(1,652)
Proceeds from redemption or sale of available-for sale marketable securities	3,158	4,348
Net cash used in investing activities	(23,697)	(23,733)

Cash flows from financing activities:
Proceeds from exercise of stock options	235	1,559
Issuance of convertible debt	39,426	-
Net cash provided by financing activities	39,661	1,559

Increase (Decrease) in cash and cash equivalents	9,161	(16,451)
Cash and cash equivalents at the beginning of the period	11,717	23,599
Cash and cash equivalents at the end of the period	$20,878	$7,148

Other financial metrics (Unaudited)
U.S. dollars in millions, except number of full time employees, % of top-10 end-customers out of revenues and number of shares

	Q1-2022		FY 2021		FY 2020
Revenues geographic breakdown
Americas	3.7	11%	19.4	14%	8.1	6%
EMEA	18.7	59%	82.0	56%	104.3	77%
Asia Pacific	9.5	30%	44.2	30%	23.5	17%
	31.9	100%	145.6	100%	135.9	100%

Revenue breakdown by type
Products	17.2	54%	88.1	60%	92.5	68%
Professional Services	2.6	8%	15.2	11%	11.4	8%
SECaaS (Security as a Service)	1.5	5%	4.1	3%	1.9	2%
Support & Maintenance	10.6	33%	38.2	26%	30.1	22%
	31.9	100%	145.6	100%	135.9	100%

Revenues per customer type
CSP	25.8	81%	116.9	80%	114.8	84%
Enterprise	6.1	19%	28.7	20%	21.1	16%
	31.9	100%	145.6	100%	135.9	100%

% of top-10 end-customers out of revenues	57%		51%		71%

Total number of full time employees (end of period)	728		741		676

Non-GAAP Weighted average number of basic shares (in millions)	36.5		36.1		35

Non-GAAP weighted average number of fully diluted shares (in millions)	38.7		38.4		37.2

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q1-2022:	1.5
Q4-2021:	1.3
Q3-2021:	1.2
Q2-2021:	0.9

SECaaS ARR* (annualized recurring revenues)- U.S. dollars in millions (Unaudited)

Mar. 2022:	5.9
Dec. 2021:	5.2
Dec. 2020:	2.7
Dec. 2019:	0.5

*ARR: annualized recurring SECaaS revenues, calculated based on the monthly revenues multiplied by 12

ARR - U.S. dollars in millions (Unaudited)

	Dec. 2020	Dec. 2021	Dec. 2022 target	2021 vs. 2020	2022 (target) vs. 2021
Support & maintenance ARR *	31.2	42.0	41-43	35%	(2%)-2%

SECaaS ARR **	2.7	5.2	at least 12	93%	131%

Total ARR	33.9	47.2	53-55	39%	12%-17%

* Support & Maintenance ARR measures the current annual run rate of the support & maintenance revenues, which is calculated based on these expected revenues in the fourth quarter and multiplied by 4.
** SECaaS ARR measures the current annual run rate of the SECaaS revenues, which is calculated based on these expected revenues in the current month of December and multiplied by 12.